

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Purnanand Sarma, Ph.D.
President and Chief Executive Officer
Immunome Inc.
665 Stockton Drive, Suite 300
Exton, Pennsylvania 19341

> **Re: Immunome Inc.**
> **Registration Statement on Form S-4**
> **Filed August 8, 2023**
> **File No. 333-273792**

Dear Purnanand Sarma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Bagliebter